Filed Pursuant to 424(b)(3) and (c).
                                                      Registration No. 333-86190


         Prospectus Supplement No. 1 to Prospectus Dated August 12, 2002


                                 AspenBio, Inc.

                        1,489,280 Shares of Common Stock

     This Prospectus Supplement will be used by the holders of AspenBio common stock to resell their shares of AspenBio common stock. You should read this prospectus supplement, together with the prospectus dated August 12, 2002, which is to be delivered with this prospectus supplement.

                           ---------------------------

     On March 29, 2003, AspenBio (we) entered into a distribution agreement with Merial Limited. Merial Limited is a joint venture between Merck and Aventis. We have granted Merial exclusive rights to market and distribute our diagnostic test which is designed to be used approximately 18 days after insemination to determine the early pregnancy status of dairy and beef cattle. Our test is described in the Prospectus Summary, Risk Factors and Business sections of the prospectus. We are currently in the final phase of development of our test and we expect to complete a large-scale field trial this summer to validate its accuracy and reliability in U.S. dairy herds.

     We have granted to Merial the right to exclusively market, distribute and sell our bovine pregnancy product worldwide. Merial is required to make development payments to us totaling $1,900,000 as certain milestones are satisfied. When the product development and testing is completed, we will produce the product for Merial and Merial will pay us 33% of Merial's invoiced sales price on all product sales.

     We are currently engaged in completing the design and development of the product. Merial made a payment to us of $200,000 upon signing of the agreement. We have agreed to commence a field trial of at least 500 cows before April 30, 2003 and to supply the necessary components to complete the trial before July 15, 2003. We will receive $700,000 from Merial within 30 days of our final report that the product conforms to the design of Merial. The amount of the second installment will be reduced by $100,000 for each month that the final report is not presented. Merial is also required to pay us our final $1,000,000 installment when the product is ready for launch in the first country.

     Our plan is to complete the launch of our bovine pregnancy test by October 1, 2003. If we achieve this objective, we expect to receive in 2003 the development payments from Merial totaling $1,900,000. If we are unable to launch the product by October 1, 2003, Merial may terminate the agreement and we would be required to reimburse Merial 50% of the payments made by Merial to us.

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     Merial will provide us with sales  projections and we will ship the product to Merial pursuant to an order schedule. Merial will market and distribute the product exclusively so long as target sales and other conditions are satisfied. So long as there is no competing technology, Merial must sell at least 1.5 million products in 2004, at least 4 million products in 2005 and at least 5 million products in each calendar year thereafter during the term of the agreement. The minimum sales targets will be reduced if the product launch does not occur by October 1, 2003. If Merial does not satisfy the sales targets, then Merial will lose its exclusive distribution rights.

     With respect to each market in which Merial markets the product, the term of the agreement will be the greater of five years or the term of the patent in the country. We have also granted to Merial a right of first negotiation during the first two years of the agreement to distribute future animal health products developed by us.

     Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 2 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                  The date of this Supplement is April 4, 2003.